0BUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of  July 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

VEOLIA ENVIRONMENTAL SERVICES WINS
STAFFORDSHIRE PFI CONTRACT

Paris, July 30, 2010. Staffordshire County Council has awarded Veolia Environmental Services (UK) plc its 25-year PFI (Private Finance Initiative) residual waste treatment and disposal contract. The contract is worth approximately one billion pounds (revenue from County Council, including third party waste and sale of electricity) over the lifetime of the contract and follows the company’s appointment as preferred bidder on May 21, 2010.

The contract is based on an Energy Recovery Facility (ERF) located on the Four Ashes Industrial Estate which will handle residual waste from Staffordshire as well as assisting Sandwell, Walsall and Warwickshire.

Designed to handle 300,000 tonnes per annum of residual waste, the ERF will export in excess of 23MW to the National Grid – sufficient to power 32,000 homes. The site will contribute substantially to the local economy both during the construction process and beyond by creating forty long-term jobs.

Veolia is already undertaking pre-planning work on revised proposals for the permitted ERF at Four Ashes which will reduce the building’s overall footprint, size and height.  A new planning application will be submitted in early August with a view to the building being completed by the end of 2013.

Denis Gasquet, Chief Operating Officer of Veolia Environnement and CEO of Veolia Environmental Services, said: “This decision reflects our proven ability to deliver a complete PFI package based on our development and technology expertise~~.~~”

“We have established a strong presence in Staffordshire and will be working closely with the County Council to develop the new facility in line with its environmental objectives and maximize landfill diversion.”

Staffordshire County Council Leader, Philip Atkins, said: “This is a landmark event for the county council as it has signed the biggest ever contract in its history.

“Veolia went head to head against some serious competitors to win this contract. It was able to offer maximum value and maximum quality to the taxpayer which is our number one priority.

“The contract will save Staffordshire taxpayers more than £250 million over the next 25 years. This contract is all about protecting taxpayers from escalating costs and protecting the environment from mounting piles of rubbish.”

***

Veolia Environmental Services is the global industry benchmark for waste management, recovery and recycling. As the only operator offering the entire range of services for solid, liquid, hazardous and non-hazardous waste, Veolia Environmental Services contributes to improving the environment by bringing its public authority and industrial clients innovative, effective solutions in waste management (waste collection, pipe systems maintenance, waste treatment and resource recovery). Veolia Environmental Services generated revenue of € 9.05 billion in 2009. www.veolia-proprete.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With approximately 320,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €34.5 billion in 2009. www.veolia.com

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  July 30th, 2010

VEOLIA ENVIRONNEMENT
By:	/s/ Olivier Orsini
Name: Olivier Orsini
Title: Secretrary General